HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

_________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

December 2, 2022

Evan Ewing

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GeoSolar Technologies, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed September 19, 2022
File No. 024-11859

This office represents GeoSolar Technologies, Inc. (the “Company”). The following are the Company’s responses to the comments received from the staff by letter dated November 29, 2022.

The numbers below correspond to the paragraph numbers in the staff’s comment letter.

1.	Regardless of how Finra characterized the payments the Company will pay to Rialto, Rialto is not an underwriter.

As stated in our letter to the staff dated November 17, 2022, the only relationship the Company has with Rialto is that disclosed in the Offering Circular. Rialto did not design the proposed offering nor did it take any role in the preparation of the Offering Circular. Since the offering will be made by the Company's Chief Executive Officer, Rialto will not participate in the offer of the Company's securities nor will it identify any potential investors.

Rialto cannot be a "participant" in an underwriting if there is no underwriter. If Rialto is a "participant", who is Rialto participating with?

2.	Compliance and Disclosure Interpretation 103.4 applies to companies which are registering the sale of convertible securities or warrants. Compliance and Disclosure Interpretation 103.4 does not apply to the Company's offering since the Company is not registering the sale of convertible notes or warrants. Nevertheless, on the next amendment to the Company’s Notification on Form 1-A we will disclose that the convertible notes can be converted at any time into shares of the Company’s common stock at the option of the note holder.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart